October 25, 2018

Via Edgar:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, DC 20549

Re:	GSRX Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 17, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed July 12, 2018
File No. 333-141929

Dear Ms. Guobadia:

On behalf of GSRX Industries Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter dated as of October 11, 2018. For ease of reference, the Staff’s comments are repeated below, and are followed by the Company’s responses in italics.

Form 10-K for Fiscal Year Ended December 31, 2017 Consolidated Balance Sheets, page F-2

1.	Please tell us your consideration of disclosing your accounting policies related to licenses acquired during the year and providing the disclosures required by ASC 350-30-50.

Response:

The Company respectfully acknowledges the Staff’s comment. Per ASC Topic 350-30-35-16, an entity should evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The licenses acquired during the fiscal year ended December 31, 2017 relate to the operation of medicinal cannabis dispensaries in Puerto Rico. Such licenses pertain specifically to the purchase of the right to operate a dispensary, and permits are granted to the owners of such licenses annually. In other words, these “licenses” afford the Company the right to apply for a permit to operate a cannabis dispensary – the license itself does not enable the Company to operate. The permits are expensed each year when incurred. With respect to the license itself, the cost of such license has an indefinite life and is therefore not being amortized for book purposes. The Company relies on ASC 350-30-35-15 in its treatment of the licenses, which provides that “[i]f an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer definite.”

Consolidated Statement of Changes in Stockholders’ Equity, page F-4

2.	We note you report a net loss for the year ended December 31, 2016; however, the statements of operations do not reflect any profit or loss activity for the 2016 fiscal year. In addition, we note the decreases in additional paid-in capital and retained deficit during the year ended December 31, 2016 related to the recapitalization disclosed in Note 1 to the financial statements. We understand that the net loss represents the net loss of Cyberspace Vita, Inc. for the year ended December 31, 2016 and the decreases in additional paid-in capital and retained deficit represents the common stock and additional paid-in capital and accumulated deficit, respectively, of Cyberspace Vita, Inc. as of May 11, 2017. If our understanding is incorrect, please tell us what these transactions represent. If our understanding is correct, please revise to reflect the recapitalization transaction as of May 11, 2017, the date of the share exchange transaction. Note that if Cyberspace Vita, Inc. had a negative equity position, the amount of the net liability should be charged directly to accumulated deficit.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s predecessor company, Cyberspace Vita, Inc. consummated a share exchange transaction with Project 1493, LLC (“1493”) on May 11, 2017, pursuant to which 1493 became a wholly-owned subsidiary of Cyberspace Vita, and the sole member of 1493 acquired a controlling interest in Cyberspace Vita (the “Share Exchange”). For accounting purposes, the Share Exchange was treated as an acquisition of Cyberspace Vita and a recapitalization of 1493. 1493 became the accounting acquirer, and the results of its operations were carried over. Accordingly, the operations of Cyberspace Vita were not carried over and were adjusted to $0 as of December 31, 2016 as Cyberspace Vita had no operations. Thus, the recapitalization disclosed in Note 1 to the financial statements was a result of the Share Exchange. The Company will revise this disclosure on future filings, as there is no effect on the financial statements as currently presented.

Notes to Consolidated Financial Statements 1. Nature of Operations, page F-6

3.	We note that you have acquired all of the legal rights, permits, licenses, leasing contracts and assets of pre-qualified medical cannabis dispensaries pursuant to three FPAs and reference Note 6. We are unable to locate any disclosures related to the FPAs in Note 6 or elsewhere. Please tell us and disclose the assets acquired and the purchase prices of the assets. Please also tell us how you accounted for the assets acquired and the basis in GAAP for your accounting citing relevant authoritative literature.

Response:

The Company respectfully acknowledges the Staff’s comment. Upon further review of the Company’s Annual Report on Form 10-K, the Company respectfully advises the Staff that the disclosure related to the three Final Purchase Agreements (the “FPAs”) was erroneously omitted from the final version of the Company’s Notes to its Consolidated Financial Statements for the fiscal year ended December 31, 2017. The Company revised its disclosure in its Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended June 30, 2018 (the “Form 10-Q/A”) in accordance with the Staff’s comment. The Company will include the following additional language in its disclosure in its quarterly report on Form 10-Q for the period ended September 30, 2018, and all other future filings:

“The Company entered into the FPAs with holders of licenses to operate medicinal cannabis dispensaries in Puerto Rico. Pursuant to the FPAs, the Company acquired all of the legal rights, permits, pre-qualification licenses, and leases for five (5) medicinal cannabis dispensaries. The pre-qualification licenses do not allow the holder to open a dispensary, but instead offers the opportunity to go through the qualifying steps in order to obtain the requisite operating permit necessary to open the dispensary. Such steps include proving financial viability, background checks, application of the final permit, proof of certificate of occupancy, employment of a security firm, installation of security cameras, and other similar compliance matters.

The following table sets forth the purchase price of the above-mentioned assets pertaining to each of the five (5) locations:

Location	Purchase Price
Fajardo	$100,000
Carolina	$100,000
Dorado	$100,000
San Juan	$75,000
Hato Rey	$128,000
TOTAL	$503,000

As discussed in the response to Comment No. 1, the FPAs have an indefinite life and are therefore not being amortized.”

Equity, page F-8

4.	We note that you extinguished debt in the amount of $510,652 plus accrued interest of $129,265 by issuing 1.6 million shares at $1,600 par value to Fountainhead, a related party. Please tell us whether you applied extinguishment accounting, and if so, please explain to us how you determined the reacquisition price of the debt. Please refer to ASC 470-50-40-2 and 40-3.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the debt exchange transaction resulting in the extinguished debt was conducted by Cyberspace Vita, the predecessor company, and occurred prior to the share exchange transaction. As the Staff notes in its comment, the debt exchange transaction involved the extinguishment of debt in the amount of $510,652 plus accrued interest of $129,265 through the issuance of 1,600,000 shares of common stock, par value $0.001 per share, with a price per share of $0.39. Cyberspace Vita considered the guidance offered under both ASC 470-50-40-2 and ASC 470-50-40-3 in accounting for the transaction. The reacquisition price of the debt was based on the fair value of the shares that were issued by the predecessor company in connection with the debt exchange prior to the share exchange. The effect of the liability settlement transaction resulted in a gain from the debt extinguishment and was reflected in the predecessor company’s equity statement, which essentially netted the predecessor company’s equity accounts to an immaterial amount prior to consummation of the share exchange. No gain is reflected in the statement of operations or equity statement as this transaction was part of the predecessor entity an accordingly was not included in the financial statements subsequent to the share exchange agreement.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 8

5.	Since the consolidated balance sheet at June 30, 2018 includes accounts receivable, inventory, furniture, fixtures and equipment, building and leasehold improvements and patents not previously reflected in the consolidated balance sheets please disclose your accounting policies for such assets, including useful lives and depreciation and amortization methods. Please refer to ASC 235-10-50-2. In addition, it does not appear that you have begun to amortize the cost of intangible assets during the six months ended June 30, 2018. Please advise.

Response:

The Company acknowledges the Staff’s comment. The Company undertakes to incorporate its accounting policies for the assets referenced in the Staff’s comment in future filings. Further the Company has revised its disclosure “Summary of Significant Accounting Policies” in accordance with the Staff’s comment to include the following additional language:

Accounts Receivable

The Company carries its accounts receivable at their estimated realizable amounts and periodically evaluates the credit condition of its customers. The allowance for uncollectible accounts receivable is based on the Company’s historical bad debt experience and on management’s evaluation of collectability of the individual outstanding balances. As of June 30, 2018, the Company had not identified any uncollectible accounts.

Inventory

The Company’s inventory is stated at the lower of cost or market.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over estimated useful lives as follows:

Type of Asset	Estimated Life
Computer and technology	5 years
Furniture and fixtures	10 years
Building and Leasehold improvements	5 - 25 years
Machinery and equipment	7 years
Vehicles	5 years

Intangible Costs

The Company incurred costs related to Patent Application Costs during the quarter ended June 30, 2018, consisting of legal costs. The patent applications will be filed over the next several quarters. As the patents have not been issued as of June 30, 2018, no amortization has been applied against the patent costs. If the patents are approved, the Company will amortize the patent application costs over their useful lives. If the patents are not approved, the patent application costs will be expensed and charged against income.

The licenses have indefinite useful lives. The licenses are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of an indefinite lived intangible asset exceeds its fair value, the intangible asset is written down to its fair value. Fair value is calculated using comparative license costs or cash flow method.

With respect to the Staff’s second inquiry, the Company advises the Staff that it did not begin amortizing the intangible cost of “Patents” as the patent application is still in process. The Company further notes that it has determined to rename the “Patents” line item to “Patent Applications Costs.” This change is reflected on the Company’s Consolidated Balance Sheet as of June 30, 2018 included in its Form 10-Q/A for the period ended June 30, 2018, and that this change will be reflected in future filings.

6.	Please disclose the types of expenses included in the costs of goods sold and general and administrative line items.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the following additional language, which sets forth the types of expenses included in the cost of goods sold and general and administrative line items, will be included in future filings:

“Expenses

Cost of goods sold includes the purchase of cannabis and cannabis-related products, labor directly associated with purchasing, inventory control.

General and administrative expense includes the costs associated with operating the businesses, and includes such items as bank charges, insurance, labor costs, taxes, marketing, permits, repairs, security, utilities, rent, consulting fees, office expenses, travel and other operating expenses incurred in the ordinary course of operating a retail business.”

Further, with respect to general and administrative expenses, the Company advises some may be classified under cost of sales in the future in order to comply with Section 280E of the Internal Revenue Code, which prohibits businesses operating within the cannabis industry from deducting otherwise ordinary business expenses from gross income. Specifically, only costs directly related to inventory may be classified as cost of sales and deducted for tax purposes. The Company notes that this did not occur during the period ended June 30, 2018, but will apply in future periods.

Equity, page 11

7.	Please disclose the effects of changes in your ownership interest in Spirulinex, LLC, Sunset Connect Oakland, LLC and Green Spirit Mendocino, LLC.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the discussions relating to the Company’s investment in and ownership interests of (i) Spirulinex, LLC, (ii) Sunset Connect Oakland, LLC, and (iii) Green Spirit Mendocino, LLC are set forth in Notes 1 and 3 of the Company’s Interim Consolidated Financial Statements on Form 10Q/A for the period ended June 30, 2018. The Company further notes that it entered into agreements for the formation and operation of each of these entities in March 2018; however, there were no operations in any of the entities until the second quarter of 2018. The Company also has revised its disclosure in Note 4 – Equity to include the following additional language in accordance with the Staff’s comment:

“Non-Controlling Interests

Three subsidiaries of the Company began operations during the quarter ended June 30, 2018; Spirulinex, LLC (51% ownership), Sunset Connect Oakland, LLC (55% ownership) and Green Spirit Mendocino LLC (100% ownership). The non-controlling interests in Spirulinex, LLC and Sunset Connect Oakland, LLC during the quarter were accounted for on an equity basis in the consolidated financial statements.”

The Company also notes that in preparing its financial statements, management complied with both ASC 810-10-50-1A and ASC 810-10-55-4M. In future filings, the Company will include the disclosure schedule set forth in ASC 810-10-55-4M to show the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity, which shall be similar to the following:

	For the Three Months Ending June 30, 2018	For the Six Months Ending June 30, 2018
Net loss attributable to GSRX Industries Inc.	$(3,647,653)	$(12,156,361)
Decrease in additional paid in capital related to Recognition of Non-Controlling Interest Attributable to Spirulinex	(622,721)	(622,721)
Change in net loss attributable to GSRX Industries Inc. and transfers to Non-Controlling Interest	$(4,310,374)	$(12,819,082)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Puerto Rico Operations, page 17

8.	We note your disclosure that you completed the construction of you first medical cannabis dispensary and commenced operations on March 28, 2018 after receiving the requisite operating license from the DHPR. We also note that you completed construction of the Carolina and Heto Rey locations and began operations on June 1, 2018. Please disclose whether or not the DHPR issued operating licenses to the Carolina and Heto Rey dispensary locations.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the both the Carolina and Hato Rey dispensary locations did receive the requisite operating licenses to begin operating prior to commencing operations. The Company has revised this disclosure in accordance with the Staff’s comment and will include such disclosure in future filings.

Critical Accounting Policies, page 20

9.	We note that you acquired significant property and equipment, patents and additional licenses and commenced operations during the six months ended June 30, 2018 and it appears that estimates and assumptions involved in the application of GAAP for the period may have a material impact on reported financial condition and operating performance. As such, please tell us your consideration of providing disclosure about those critical accounting estimates when the nature of the estimates is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company notes that during the six month period ended June 30, 2018, the Company began incurring capital costs related to the operations for three dispensaries located in Puerto Rico and one dispensary located in California, as well as capital costs related to the build-out of its leased-facilities located in California. As a result, the Company’s fixed assets (leasehold improvements, furniture, and equipment) were put into operation. In this regard, the Company respectfully advises the Staff that it has expanded its accounting policy disclosures in its notes to its unaudited consolidated financial statements for the period ended June 30, 2018 on Form 10-Q/A as noted in its responses to Comments 5 and 6, and has included the following additional language in its Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended June 30, 2018, which it undertakes to include in future filings:

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over estimated useful lives as follows:

Type of Asset	Estimated Life
Computer and technology	5 years
Furniture and fixtures	10 years
Building and Leasehold improvements	5 - 25 years
Machinery and equipment	7 years
Vehicles	5 years

The Company further undertakes to include such similar disclosure, as well as any additional disclosure to the extent necessary, in its future filings in order to enhance the Company’s discussion of Critical Accounting Policies.

Results of Operations, page 21

10.	Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Please refer to Item 303(a)(3)(ii) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has considered Item 303(a)(3)(ii) of Regulation S-K and respectfully advises the Staff that there are no known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on revenues or income from continuing operations.

The Company respectfully advises the Staff that while it believes the Company will continue a favorable upward trend in revenues as additional business units are placed into service over the next six to nine months, it does not reasonably expect such trend to have a material impact on revenue or income from continuing operations. In this regard, the Company notes that it has six additional pre-qualification licenses to operate six additional dispensaries in Puerto Rico and the build-out of its Spirulinex facility to commence operations is near completion. Relatedly, the Company is continuing to identify and evaluate potential new sites and businesses for potential acquisitions, which it believes will favorable affect revenues. To the extent that the Company makes the determination that it reasonably expects that such factors will have a material or unfavorable impact on revenues or income from continuing operations, the Company will include the necessary disclosure in its future filings in accordance with Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 21

11.	Please revise to identify known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Please refer to Item 303(a)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that in preparing its Quarterly Report on Form 10-Q for the period ended June 30, 2018, it considered Item 303(a)(1) of Regulation S-K, which requires a discussion of “known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.” The Company believes its disclosure in “Liquidity and Capital Resources” is sufficient given that the Company believes it had sufficient cash on hand as of June 30, 2018 to finance its operations, nor did the Company identify any factors that would result or reasonably likely would result in increasing or decreasing liquidity in any material way.

The Company respectfully advises the Staff that it will provide, to the extent applicable and material to the Company, a discussion of any known trends, demands or uncertainties relating to liquidity as a result of the Company’s operations in its future filings.

12.	Please describe material commitments for capital expenditures as of June 30, 2018, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Please also indicate any expected material changes in the mix and relative cost of such resources.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has included the following additional language in its disclosure in its Form 10-Q/A and undertakes to include similar disclosure in all future filings:

Material Capital Expenditure Commitments

The Company has upcoming capital commitments:

Remaining construction of five remaining dispensaries in Puerto Rico	$400,000
Investment commitment in Spirulinex (joint venture)	$350,000
Purchase of building in Puerto Rico	$1,000,000

The capital committed is for construction of existing leased units in Puerto Rico, which are currently in different phases of construction. The Company estimates construction be completed by December 31, 2018. However, no assurance can be given. The Company estimates it will require an additional $350,000 in fixed assets and operating capital for Spirulinex. The Company has committed to fund this amount to become 100% operational. In May, 2018 the Company signed an option purchase agreement to acquire a building for a potential dispensary location in Condado, San Juan, Puerto Rico. The Company anticipates to execute the option and subsequently close on the purchase of the building during quarter ended December 31, 2018. However, no assurance can be given that the Company will exercise its option, or that the purchase of the building will be completed. The Company plans to use current funds to complete construction of its dispensary locations in Puerto Rico and for the completing the build-out of Spirulinex. With respect to its option purchase, the Company is currently in discussions with an investor, whereby the investor would purchase the Condado building and the Company would enter into a lease agreement with the investor for use of the building. However, no assurance can be given that this will be consummated. The Company does not expect any material changes in the mix and relative cost of such relative resources

13.	Given the substantial increases long-lived assets at June 30, 2018 compared to December 31, 2017, please include a discussion of the nature of significant expenditures for buildings and leasehold improvements, licenses, patents and other assets, including capitalized amounts during the interim period.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has included the following additional language in its disclosure in its Form 10-Q/A and undertakes to include similar disclosure in all future filings:

Capital Expenditures Put into Service during the Three Months Ended June 30, 2018

During the six month period ended June 30, 2018, the Company began having significant activity and operations in Puerto Rico and California. During the period, the following fixed assets were added to our balance sheet:

Real Property Purchase in Puerto Rico*	$1,200,000

Construction costs, equipment and inventory for three dispensaries in Puerto Rico	$478,000

Purchase of Real Property in Point Arena, CA, which is where the Company operates its dispensary	$196,000

Purchase of equipment for corporate office and Point Arena	$67,000

Costs associated with build-out and equipment for Spirulinex	$157,000

*Estimated

(1)	On May 2, 2018, through its wholly-owned subsidiary, the Company purchased real estate property in San Juan, Puerto Rico consisting of approximately 423 square meters of land with a parking lot for total cash consideration of $350,000, plus closing costs. In addition, the Company purchased real estate property in San Juan Puerto Rico consisting of approximately 525 square meters of land with a building located thereon for total cash consideration of $800,000, plus closing costs. The building is occupied by a tenant operating one of the largest cannabis dispensaries in Puerto Rico.

Fixed assets will continue to be purchased and constructed during the third and fourth quarters of 2018 for the existing and new facilities. In that regard, the Company will furnish disclosure of the proper accounting policies in the September 30, 2018 financial statements.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ Thomas Gingerich
Thomas Gingerich
Chief Financial Officer

cc.	Darrin M. Ocasio, Esq.
Sichenzia Ross Ference LLP